Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: Sam.Goldstein@lfg.com

VIA EDGAR

September 7, 2021

Patrick F. Scott, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Registrant”)
	File Nos.:	811-08090 and 033-70742
	Funds:	Lincoln Nasdaq-100 Buffer Fund Sep, Lincoln Nasdaq-100 Buffer Fund Dec and Lincoln Nasdaq-100 Buffer Fund Mar, each a series of the Registrant (the “Funds”)

Dear Mr. Scott:

The Registrant filed Post-Effective Amendment No. 223 (the “Amendment”) on June 24, 2021. Pursuant to our correspondence and telephonic conversations in advance of August 9, 2021, the Registrant understands that you have reviewed Post-Effective Amendment No. 223 and had no comments. The Registrant intends to amend the Registration Statement to make minor changes before the Funds are offered to any new shareholders. The Funds will go effective on September 7, 2021.

The Registrant acknowledges that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement notwithstanding any review, comments, action or absence of action by the staff.

Very truly yours,

/s/ Samuel K. Goldstein, Esq.
Samuel K. Goldstein, Esq.
Vice President & Assistant General Counsel – Funds Management

Enclosures

cc:	Ronald Holinsky, Esq.

Cherie R. Wolfskill

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